As filed with the Securities and Exchange Commission on June 20, 2012

Registration No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

Form S-3
Registration Statement under The Securities Act of 1933

LIGHTPATH TECHNOLOGIES, INC.
(Exact name of registrant as specified in its Charter)

Delaware	3674	86-0708398
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826
Telephone: (407) 382-4003
(Address, including zip code, and telephone number, including area code, of Registrant’s Principal Executive Offices)

J. JAMES GAYNOR, PRESIDENT & CHIEF EXECUTIVE OFFICER
LightPath Technologies, Inc.
2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826
Telephone:  (407) 382-4003
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

JEFFREY E. DECKER, ESQUIRE
Baker & Hostetler LLP
200 South Orange Avenue, Suite 2300
Orlando, Florida 32801
Telephone:  (407) 649-4017

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after the registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ ______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐ ______________________

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 426(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐                                                   Accelerated filer ☐

Non-accelerated filer ☐                                                     Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Stock, $0.01 par value, per share	1,943,852	$1.04	(2)	$2,021,606.08	$231.68
Class A Common Stock, $0.01 par value, issued or issuable upon exercise of warrants	1,457,892	$1.32	(3)	$1,924,417.44	$220.54

TOTAL	3,401,744				$452.22	(4)

(1) This Registration Statement covers the resale by our selling stockholders of (1) 1,943,852 shares of our Class A common stock, par value $0.01 per share (“Common Stock”), issued at a price of $1.02 per share and (2) 1,457,892 shares of Common Stock issuable upon exercise of the selling stockholders’ warrants (“Warrants”) at an exercise price of $1.32 per share of Common Stock, that were issued pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) in connection with a private placement closed on June 11, 2012. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, the shares being registered hereunder include such indeterminate number of additional shares of Common Stock as may be issuable as a result of stock splits, stock dividends or similar transactions with respect to the shares being registered hereunder.

(2) Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based upon the average of the high and low prices of Common Stock as reported on The Nasdaq Capital Market on June 18, 2012.

(3) Estimated pursuant to Rule 457(g) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the exercise price of the Warrants.

(4) A filing fee in the total amount of $1,474.66 was previously paid by the registrant in connection with the filing of a Registration Statement on Form S-1 (File No. 333-177079) on September 29, 2011, as amended on November 7, 2011, November 23, 2011, November 29, 2011, and December 15, 2011 and subsequently withdrawn on January 27, 2012. None of the securities offered pursuant to such registration statement were sold.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer is not permitted.

PROSPECTUS

Subject to completion, dated June 19, 2012

LightPath Technologies, Inc. 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826 (407) 382-4003

3,401,744 Shares of Class A Common Stock

This prospectus is part of a registration statement that relates to a public offering of up to 3,401,744 shares of our Class A Common Stock, $0.01 par value (the “common stock”), that were previously issued to our stockholders or are issuable upon the exercise of warrants held by certain of our stockholders (collectively, the “selling stockholders”).  Our common stock is traded on the Nasdaq Capital Market (“Nasdaq”), under the symbol LPTH.  On June 18, 2012, the closing price of our common stock as reported on Nasdaq was $1.0301.

Shares:
The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, or at privately negotiated prices or pursuant to any other method permitted by law. There is no underwriter with respect to this offering and each selling stockholder will determine the time of sale of shares made pursuant to this prospectus.

Proceeds:	We will not receive any of the proceeds from the sale of these shares. We will receive proceeds from the exercise of the warrants if such warrants are exercised.

Costs:
We will pay the costs relating to the registration of the shares of common stock offered by this prospectus.  The selling stockholders will be responsible for any brokerage commissions, discounts or other expenses relating to the sale of the shares.

You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the shares offered by this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is _______, 2012.

You should rely only upon the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement.  We have not, and the selling stockholders have not, authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

Company Overview

    LightPath Technologies, Inc. (“LightPath” or “Company” or “we”) manufactures optical components and higher-level assemblies including precision molded glass aspheric optics, precision molded infrared molded optics, isolators, proprietary fiber-optic collimators, GRADIUM glass lenses and other optical materials used to produce products that manipulate light. We design, develop, manufacture and distribute optical components and assemblies utilizing advanced optical manufacturing processes. Our products are incorporated into a variety of applications by our customers in many industries, including defense products, medical devices, laser aided industrial tools, automotive safety applications, barcode scanners, optical data storage, hybrid fiber coax datacom, telecom, machine vision and sensors, among others. All the products that we produce enable lasers and imaging devices to function more effectively. For example:

●	Molded glass aspheres are used in various high performance optical applications primarily based on laser technology;
●	Isolators prevent the back-reflection of optical signals that can degrade optical transmitter and amplifier performance whenever light must enter or exit a fiberoptic cable (“fiber”);
●	Collimators are assemblies that are used to straighten and make parallel diverging light as it exits a fiber, and are used in laser delivery applications like fiber lasers; and
●	GRADIUM extends the performance of a spherically polished glass lens technology improving optical performance so that it approximates aspheric lens performance.

     LightPath was incorporated under Delaware law in June 1992 as the successor to LightPath Technologies LP, a New Mexico limited partnership formed in 1989, and its predecessor, Integrated Solar Technologies Corporation, a New Mexico corporation, organized in 1985. Our initial business objectives focused on solar energy technology, however, over time, we expanded our business to other optics applications primarily driven by laser based technology.

From 1998 through 2002, we relied heavily on the telecommunications capital equipment market, which went through a rapid increase and a subsequent rapid decrease during this period.  During fiscal 2003 following the contraction of this market, we consolidated our corporate headquarters and all production, including production for GRADIUM glass lenses and collimators previously performed in New Mexico and production of isolators previously performed in California, in Orlando, Florida to reduce costs and adapt to the market changes.

In November 2005, we formed LightPath Optical Instrumentation (Shanghai) Co., Ltd, (“LPOI”), a wholly-owned manufacturing subsidiary, located in Jiading, People’s Republic of China. The manufacturing operations are housed in a 16,000 square foot facility located in the Jiading Industrial Zone near Shanghai.  This plant has increased overall production capacity and enabled us to compete for larger production volumes of optical components and assemblies, and strengthened our partnerships within the Asia/Pacific region.

In 2006, the Company began a program to reduce its operating costs, including restructuring its manufacturing operations. By 2008, the major elements of this program were implemented resulting in a significant reduction of costs. The elements of the program were: 1) moving the majority of our manufacturing to LPOI’s Shanghai facility, 2) converting our tooling to a less expensive ceramic system and 3) introducing lower cost glass materials. In exploiting our new cost structure, we have focused on leveraging LPOI’s facility in Shanghai to address high volume, low cost applications.  These applications include laser tools, laser gun sights and certain imaging applications. We have established relationships with some of the larger OEM customers in these areas and expanded our sales channels by adding distribution coverage in North America and Asia, and a master distributor in Europe.  Finally, we are designing lenses specifically for our existing and new target markets.  Our new designs and new marketing approach have brought additional requests for product information from new customers.  We believe we are well positioned to take advantage of new opportunities in these areas.

Our principal offices are located at 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826.  Our telephone number is (407) 382-4003.

Overview of Offering

This prospectus relates to a public offering of up to 3,401,744 shares of our common stock that were previously issued to the selling stockholders or are issuable upon the exercise of warrants held by the selling stockholders.

In connection with a Securities Purchase Agreement dated as of June 11, 2012 we issued 1,943,852 shares of our common stock at $1.02 per share and warrants to purchase an additional 1,457,892 shares of our common stock at an exercise price equal to $1.32 per share (the “Warrants”).  The Warrants are exercisable for a period of five years beginning on December 11, 2012.  The exercise price of the Warrants will be adjusted if we issue or sell for consideration per share less than a price equal to the exercise price of the Warrants in effect immediately prior to such issuance or sale (excluding the issuance or sale of certain excluded securities) at any time on or after the date of the Securities Purchase Agreement, provided, however, no adjustment to the exercise price of the Warrants will result in the exercise price of the Warrants being less than $1.15 per share, which was the consolidated closing bid price of our common stock on the Nasdaq Capital Market in the normal trading session immediately preceding the time at which we executed the Securities Purchase Agreement and other transaction documents.  We received aggregate gross cash proceeds from the issuance of the common stock (exclusive of proceeds from any future exercise of the Warrants) in the amount of $1,982,726.92.  If the selling stockholders exercise in full their respective Warrants, we will receive additional proceeds in the amount of $1,924,417.44.

We paid a commission to the exclusive placement agent for the offering, Meyers Associates, LP (“Meyers”), in an amount equal to $198,273 plus costs and expenses.  We also issued to Meyers and its designees warrants to purchase an aggregate of 194,385 shares of our common stock at an exercise price equal to $1.32 per share, for a five-year term beginning December 11, 2012.

The selling stockholders may offer and sell these shares of common stock from time to time through public or private transactions, on or off Nasdaq, at prevailing market prices, at privately negotiated prices or pursuant to any other method permitted by applicable law.  There is no underwriter with respect to this offering, and each selling stockholder will determine the time of sale of shares of common stock made pursuant to this prospectus.  We will not receive any of the proceeds from the sale of these shares of common stock.  We will receive proceeds from the exercise of the Warrants if such Warrants are exercised.  We will pay the costs and fees of registering the shares of common stock offered by this prospectus, which we estimate to be approximately $53,218, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares.

RISK FACTORS

Before purchasing the shares offered by this prospectus, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus.  If any of the following risks actually occur, they could seriously harm our business, financial condition, results of operations or cash flows.  This could cause the trading price of our common stock to decline and you could lose all or part of your investment.

Risks Related To Our Business and Financial Results

Our Continuation As A Going Concern Is Dependent On Attaining Profitable Operations Through Achieving Revenue Growth Targets.  As of March 31, 2012, we had an accumulated deficit of $204.8 million.  As of the end of fiscal 2011, we had an accumulated deficit of $203.7 million.  Our ability to continue as a going concern is dependent on attaining profitable operations through achieving revenue growth targets.  We expect revenue to grow by seeking to improve gross margins and generating additional sales, but we cannot guarantee such improvement or growth.

If general market conditions stay depressed for an extended period of time and we are unable to generate sufficient sales, we will have a difficult time achieving sufficient revenue growth, thereby further jeopardizing our ability to continue as a going concern after May 31, 2013. Other factors which could adversely affect our cash balance in future quarters, and therefore our ability to continue as a going concern, include, but are not limited to, a decline in revenue either due to lower sales unit volumes or decreasing selling prices or both, our ability to order supplies from vendors due to our slow payment history, collection demands from current supplies and slow payments from our customers on accounts receivable.

Because Of Our Dependence On A Few Key Customers, The Loss of Any Key Customer Could Cause A Significant Decline In Our Revenues. In fiscal 2011, sales to three customers, which individually comprised at least 5% of our annual revenue, were comprised of sales to Thorlabs at 9%, Crimson Trace at 7% and Edmunds Industrial Optics at 6%.  In fiscal 2010, sales to three customers individually comprised at least 5% of our annual sales, with sales to Crimson Trace at 12%, Thorlabs at 7% and Edmunds Industrial Optics at 6%.  In fiscal 2009, sales to two customers, Crimson Trace and ThorLabs individually comprised at least 7% of our annual sales, with sales to Crimson Trace at 9% and ThorLabs at 7%.  Since fiscal 2010, part of our continuing strategy has been to gain key customer relationships of more significance and impact to generate higher revenues at lower costs.  This strategy has met with some success and therefore we believe our operating results will continue to be notably dependent on sales to a relatively small number of significant customers. The loss of any of these customers, or a significant reduction in sales to any such individual customer, would adversely affect our revenues.

Order Cancellations And Extensions Of Product Shipment Dates By Customers Can Hinder Our Ability To Achieve Profitability. Our sales are generally made pursuant to purchase orders that are subject to cancellation, modification or rescheduling without significant penalties to our customers. In recent years, we have experienced material order cancellations and significant extensions of product shipment dates by some of our customers. If our current customers stop placing orders, or unexpectedly reduce orders, we may not be able to replace these orders with orders from new customers and our ability to achieve profitability will be adversely affected. The majority of our current customers do not have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided.

Our New Market Penetration Efforts Are Progressing But May Not Prove Successful. Our efforts to diversify our sales to high-volume, low-cost optical applications and other new market and product opportunities in multiple industries are progressing, however, our current line of products has not generated sufficient revenues to sustain our operations. While we believe our existing products are commercially viable, we anticipate the need to educate the optical components markets in order to generate market demand and market feedback may require us to further refine these products.  Expansion of our product lines and sales into new markets will require significant investment in equipment, facilities and materials.  There can be no assurance that any proposed products will be successfully developed, demonstrate desirable optical performance, be capable of being produced in commercial quantities at reasonable costs or be successfully marketed.

Some Of Our Products Have Not Been Demonstrated To Be Commercially Successful. Although our optical lens products have been accepted commercially, the benefits of the GRADIUM glass line are not widely known and must be introduced, as we can afford, in markets that we believe would benefit from the performance characteristics of GRADIUM. Many prospective customers will need to make substantial expenditures in order to redesign products to incorporate our GRADIUM lenses. There can be no assurances that potential customers will view the benefits of our products as sufficient to warrant such design expenditures.

Our collimator products have not yet achieved broad commercial acceptance; our isolator production capability and sales are reliant on the volatile telecommunications market; and some of our molded aspheres applications are new. There can be no assurance that any of these will be commercially viable products or produce significant revenues. Further, there is no assurance that any products currently existing or to be developed in the future will attain sufficient market acceptance to generate significant additional revenues that are necessary for our success. We must also satisfy industry-standard Telcordia testing on telecommunication products to meet customer requirements, as well as satisfy prospective customers that we will be able to meet their demand for quantities of products, since we may be the sole supplier and licensor. We do not have lengthy experience as a manufacturer for all our product lines and have limited financial resources. We may be unable to accomplish any one or more of the foregoing to the extent necessary to develop commercially successful market acceptance of our products.

Our Past Operating History May Hinder Our Ability To Accurately Forecast Revenues And Expenses. Although over 20 years old, LightPath only has generated significant revenues (higher than $5 million per year) since fiscal 2000. Because of this highly variable operating experience, we have in the past been unable and may in the future be unable to accurately forecast our revenues from sales of our products. Many of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenue is lower than we project. New product introductions will also result in increased operating expenses in advance of generating revenues, if any. Therefore, net losses in a given quarter could be greater than expected. Failure to accurately forecast our revenues and future operating expenses could cause quarterly fluctuations in our operating results, including cash flows, and may result in further volatility of or a decline in our stock price.

If We Are Unable To Develop And Successfully Introduce New And Enhanced Products That Meet The Needs Of Our Customers, Our Business May Fail. Our future success depends, in part, on our ability to anticipate our customers’ needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with the efforts of our suppliers to rapidly achieve efficient volume production. If we fail to effectively transfer production processes, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our net revenues may decline.

Our Sales, Gross Margins, And Market Share May Be Reduced Because of Increased Competition. Competition in optical markets in which we compete is intense. Many of our competitors are large public and private companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, the market capitalization and cash reserves of several of our competitors are much larger than ours, and, as a result, these competitors are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Such acquisitions could give our competitors further advantages. For example, if our competitors acquire any of our significant customers, these customers may reduce the amount of products they purchase from us. Alternatively, some of our competitors may spin-out new companies in the optical component and module market. These companies may compete more aggressively than their former parent companies due to their greater dependence on our markets. In addition, many of our potential competitors have significantly more established sales and customer support organizations, much greater name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share.  To maintain or improve our gross margins, we must continue to reduce the manufacturing cost of our products.

We compete with manufacturers of conventional spherical lens products and aspherical lens products, producers of optical quality glass and other developers of gradient lens technology as well as telecom product manufacturers. In both the optical lens and communications markets, we are competing against, among others, established international companies, especially in Asia. Many of these companies also are primary customers for optical and communication components, and therefore have significant control over certain markets for our products. We are also aware of other companies that are attempting to develop radial gradient lens technology. There may also be others of which we are not aware that are attempting to develop axial gradient lens technology similar to our technology. There can be no assurance that existing or new competitors will not develop technologies that are superior to or more commercially acceptable than our existing and planned technologies and products.

We Anticipate Further Reductions in the Average Selling Prices Of Our Products And Therefore Must Increase Our Sales Volumes, Reduce Our Costs And/Or Introduce Higher Margin Products To Reach And Maintain Financial Stability. We have experienced decreases in the average selling prices of some of our products over the last eight years, including most of our passive component products. We anticipate that as products in the optical component and module market become more commodity-like, the average selling prices of our products will decrease in response to competitive pricing pressures, new product introductions by us or our competitors, or other factors. If we are unable to offset this anticipated decrease in our average selling prices by increasing our sales volumes or product mix, our net revenues and gross margins will decline, increasing the projected cash needed to fund operations. To address these competitive pressures, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain or improve our gross margins, our financial position may be harmed and our stock price may decline.

Because Of Our Limited Product Offerings, Our Ability To Generate Additional Revenues May Be Adversely Affected. We derive a substantial portion of our net revenues from a limited number of products, and we expect this to continue to account for a substantial portion of our total net revenues. Demand for these and other optical market products has declined materially in recent years. Continued and expanding market acceptance of these products is critical to our future success.  There can be no assurance that once the communications industry and general economic conditions improve, our current or new products will achieve market acceptance at the rate at which we expect, or at all, which could adversely affect our results of operations.

If We Do Not Expand Our Sales And Marketing Organization, Our Revenues May Not Increase. The sale of our products requires long and involved sales and marketing efforts targeted at several key departments within our prospective customers’ organizations. Sales of our products require the prolonged efforts of sales, and sometimes executive, personnel, as well as specialized systems and applications engineers working together. Currently, our sales and marketing organization is somewhat limited. We believe we will need to increase our sales force in order to increase market awareness and sales of our products.  There is significant competition for qualified personnel, and we might not be able to hire the kind and number of sales and marketing personnel and applications engineers we need. If we are unable to expand our sales operations, particularly in China, we may not be able to increase market awareness or sales of our products, which would prevent us from increasing our revenues

If We Are Unable To Make Sales In A Fragmented Market Our Revenues May Not Increase. The markets for optical lenses and laser components are highly fragmented. Consequently, we will need to identify and successfully target particular market segments in which we believe we will have the most success. These efforts will require a substantial, but unknown, amount of effort and resources. The fragmented nature of the optical products market may impede our ability to achieve commercial acceptance for our products. In addition, our success will depend in great part on our ability to develop and implement a successful marketing and sales program. There can be no assurance that any marketing and sales efforts undertaken by us will be successful or will result in any significant product sales.

Our Products Have Long And Variable Sales Cycles Which Reduce Our Ability To Accurately Forecast Revenues. The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers may view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process.  This is particularly the case with our defense application market.  This customer evaluation and qualification process frequently results in a lengthy initial sales cycle (often up to one year). While our customers are evaluating our products and before they place an order with us, we may incur substantial sales, marketing and product development expenses to customize our products to the customer’s needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Because of the evolving nature of the optical markets, we cannot predict the length of these sales and development cycles. These long sales cycles may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could continue to cause volatility in our stock price.

Litigation May Adversely Impact Operating Results.  We may from time to time become involved in lawsuits and legal proceedings. Litigation is expensive and is subject to inherent uncertainties, and an adverse result in any such matter could adversely impact our operating results or financial condition. Additionally, any litigation to which we are subject could also require significant involvement of our senior management and may divert management’s attention from our business and operations

Sales, Political, Currency And Other Risks Associated With Our International Sales And Supply Could Negatively Impact Our Business. In fiscal 2011, approximately 39% of our net revenues were from sales to international customers.  In fiscal 2010, approximately 31% of our net revenues were from sales to international customers.  Our international sales will be limited if we cannot establish and/or maintain relationships with international distributors, establish foreign operations, expand international sales, and develop relationships with international service providers. Additionally, our international sales may be adversely affected if international economies weaken. We are subject to risks including the following:

●	greater difficulty in accounts receivable collection and longer collection periods;

●	the impact of recessions in economies outside the United States;

●	unexpected changes in regulatory requirements;

●	unexpected changes in foreign demand in response to exchange rate fluctuations;

●	certification requirements;

●	reduced protection for intellectual property rights in some countries;

●	potentially adverse tax consequences; and

●	political and economic instability.

In November 2005, we formed LightPath Optical Instrumentation (Shanghai) Co., Ltd., a wholly-owned manufacturing subsidiary, located in Jiading, People’s Republic of China, in order to expand our international production capacity and sales.  This manufacturing facility increased overall production capacity and has enabled us to compete for larger production volumes of optical components and assemblies, and strengthen partnerships within the Asia/Pacific region.  It has also provided a launching point to drive our sales expansion in the Asia/Pacific region.

While we expect our international revenues to be denominated predominantly in U.S. dollars, in the future a portion of our international revenues and expenses may be denominated in foreign currencies. Accordingly, we could experience the risks of fluctuating currencies and corresponding exchange rates.

We also source certain raw materials from outside the United States. Some of those materials, priced in non-dollar currencies, have risen in price due to the recent decline of the U.S. dollar against non-dollar-pegged currencies, especially the Euro. This lowers our margins and reduces our ability to reach positive cash flow and profitability.

Our Business Has Been Subject To Fluctuations In Quarterly Results And Continued Fluctuations Could Negatively Impact Our Stock Price. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in operating results. Revenues and results of operations are difficult to predict and may fluctuate substantially from quarter to quarter. For example, any cancellation or delay in shipment of orders from a key customer could result in significant fluctuations in quarterly results.

We May Issue Additional Securities With Rights Superior To Those Of Our Common Stock, Which Could Materially Limit The Ownership Rights Of Stockholders. We may offer additional debt or equity securities in private and/or public offerings in order to raise working capital or to refinance our debt. Our board of directors has the right to determine the terms and rights of any debt securities and preferred stock without obtaining the approval of the stockholders. It is possible that any debt securities or preferred stock that we sell would have terms and rights superior to those of the common stock and may be convertible into common stock. Any sale of securities could adversely affect the interests or voting rights of the holders of our common stock, result in substantial dilution to existing stockholders, or adversely affect the market price of our common stock.

Our Stock Price Has Been, And May Continue To Be, Subject To Large Price Swings, Which We Are Not Able To Control. Broad market fluctuations or fluctuations in our operations may adversely affect the market price of our common stock. The market for our common stock is volatile, the bid-ask spread is often large and the trading volume and activity can be low and sporadic. The trading price of our common stock has been and will continue to be subject to the following:

●	volatility in the trading markets generally and in our particular market segment;

●	limited trading of our common stock;

●	significant fluctuations in response to quarterly variations in operating results;

●	announcements regarding our business or the business of our customers or competitors;

●	changes in prices of our competitors’ products and services;

●	changes in product mix;

●	changes in revenue and revenue growth rates; and

●	other events or factors.

Statements of or changes in opinions, ratings or earnings estimates made by brokerage firms or industry analysts relating to the markets in which we operate or expect to operate could have an adverse effect on the market price of our common stock. In addition, the stock market as a whole, as well as our particular market segment, have from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many companies and which often have appeared unrelated to the operating performance of these companies. Although our shares are publicly traded on Nasdaq, the trading market for shares of our common stock can be limited. During fiscal 2011, Nasdaq-reported trading volume for shares of our common stock averaged 48,426 shares per trading day. We cannot forecast or control any material increase in the trading volume for our common stock. A lack of an active trading market for our common stock could negatively impact stockholders’ ability to sell their shares of our common stock at the time and price they desire.

The Fact That We Do Not Expect To Pay Dividends May Lead To A Decreased Price For Our Stock. Our board of directors has never declared a dividend on our common stock. We are currently prohibited from declaring dividends without the prior written consent of the holders of at least 80% in principal amount of the then-outstanding convertible debentures issued on August 1, 2008.  We do not anticipate paying dividends on our common stock in the foreseeable future. Due to U.S. tax law changes in 2003, dividends may be more valuable on an after-tax basis as a component of investment return, potentially diminishing the appeal of holding our common stock. It is anticipated that our earnings, if any, will be reinvested in sales growth activities for our business.

Our Management And Principal Stockholders Control A Substantial Amount Of Our Stock And May, Therefore, Influence Our Affairs. If our management and a few principal stockholders act in concert, disposition of matters submitted to stockholders or the election of our entire board of directors will be controlled by them. We estimate that management, including directors, and our principal stockholders (stockholders owning more than 5% of our common stock) beneficially owned approximately 10% of all options, restricted stock units and warrants, convertible debentures and common stock outstanding as of June 19, 2012.

Our Charter Documents And Delaware Law May Inhibit A Takeover. In certain circumstances, the fact that corporate devices are in place that will inhibit or discourage takeover attempts could reduce the market value of our common stock. Our Certificate of Incorporation, Bylaws and certain other agreements contain certain provisions that may discourage other persons from attempting to acquire control of us. These provisions include, but are not limited to, the following:

●	staggered-terms of service for our board of directors;

●	the authorization of the board of directors to issue shares of undesignated preferred stock in one or more series without the specific approval of the stockholders;

●
the adoption of a stockholder rights plan in 1998 and a dividend distribution of a right to purchase one share of Series D Participating Preferred Stock for each outstanding share of common stock. The description and terms of such rights are set forth in a Rights Agreement dated as of May 1, 1998 between LightPath and Continental Stock Transfer & Trust Company, as Rights Agent (a copy of the Rights Agreement and related documents are filed as Exhibit 1 to the Form 8-A for Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Exchange Act, filed on April 28, 1998). The Right Agreement was amended on February 28, 2008 to extend the termination date through February 28, 2018;

●	the establishment of advance notice requirements for director nominations and actions to be taken at annual meetings; and

●	the fact that special meetings of the stockholders may be called only by our Chairman, President or upon the request of a majority of our board of directors.

All of these provisions, as well as the provisions of Section 203 of the Delaware General Corporation Law (to which we are subject), could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

Outstanding Warrants, Stock Options And Restricted Stock Agreements May Inhibit Our Ability To Accomplish Future Financings And Adversely Affect Our Stock Price. The existence of our outstanding warrants, options and restricted stock and the potential for sales of significant amounts of previously unregistered shares of our common stock in the public market, or the perception that such sales could occur, may adversely affect the terms on which we can obtain additional financing or the prevailing market price of our common stock. As of June 19, 2012, there were issued and outstanding:

●	11,711,952 shares of our common stock;

●	warrants issued in private placement and other transactions pursuant to which 100,000 shares of our common stock are issuable, at an exercise price of $3.20 per share;

●	warrants issued to the selling stockholders pursuant to which 310,000 shares of our common stock are issuable at a weighted average exercise price of approximately $4.84 per share;

●	warrants issued to the selling stockholders pursuant to which 1,270,714 shares of our common stock are issuable at a weighted average exercise price of approximately $1.52 per share;

●	warrants issued to the selling stockholders pursuant to which 582,229 shares of our common stock are issuable at an exercise price of $1.73 per share;

●	warrants issued to the selling stockholders pursuant to which 101,549 shares of our common stock are issuable at a weighted average exercise price of approximately $2.48 per share;

●	warrants issued to the selling stockholders pursuant to which 1,652,277 shares of our common stock are issuable at a weighted average price of approximately $1.32 per share;

●	convertible debentures which can convert into 706,169 shares of our common stock;

●
outstanding options under our Amended and Restated Omnibus Incentive Plan to purchase an aggregate of 583,109 shares of our common stock, with an average exercise price of approximately $2.85 per share; and

●	restricted stock awards for 434,700 shares of our common stock that have been granted but that remain unissued, of which 359,700 have vested.

In addition, 92,423 shares of our common stock were reserved as of June 19, 2012, for issuance pursuant to future grants to be made under our Amended and Restated Omnibus Incentive Plan.

For the life of such options and warrants, the holders will have the opportunity to profit from a rise in the price of the underlying common stock, with a resulting dilution in the interest of other holders of common stock upon exercise or conversion. Further, the option and warrant holders can be expected to exercise their options and warrants at a time when we would, in all likelihood, be able to obtain additional capital by an offering of our unissued common stock on terms more favorable than those originally provided by such options or warrants. Of the total number of shares of common stock currently issued and outstanding, there are likely a small number of unregistered shares outstanding, other than those held by the selling stockholders, and some of those shares may be freely traded or may be traded under certain volume and other restrictions set forth in Rule 144 promulgated under the Securities Act.

The eligibility of the foregoing shares to be sold to the public, whether pursuant to an effective registration statement, Rule 144 or an exemption from the registration requirements may have a material adverse effect on the market value and trading price of our common stock, the scope or extent of which effect we cannot predict.

We Have Agreed To Certain Limitations Upon Potential Liability Of Our Directors, Which Could Prevent Recovery Of Monetary Damages. Our Certificate of Incorporation provides that directors will not be personally liable for monetary damages to the Company or our stockholders for a breach of fiduciary duty as a director, subject to limited exceptions. Although such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission, the presence of these provisions in our Certificate of Incorporation could prevent the recovery of monetary damages by the Company or its stockholders.

We May Have Difficulty Obtaining Director And Officer Liability Insurance In Acceptable Amounts For Acceptable Rates. We carry insurance protecting our officers and directors and us against claims relating to the conduct of our business (“D&O insurance”). D&O insurance covers the costs incurred by companies and their management to defend against and resolve claims relating to management conduct and results of operations, such as securities class action claims. These claims are extremely expensive to defend against and resolve. Therefore we purchase and maintain D&O insurance to cover some of these costs. We pay significant premiums to acquire and maintain D&O insurance, which is provided by third-party insurers, and we agree to underwrite a portion of such exposures under the terms of these insurance coverages. In recent years the premiums we have paid for D&O insurance have increased slightly. We cannot assure you that, in the future, we will be able to obtain what we adjudge to be sufficient director and officer liability insurance coverage at acceptable rates and with acceptable deductibles and other limitations.  The current coverage expires February 11, 2013.  We may be unable to pay for or we may choose not to seek as much coverage as we adjudge to be sufficient. Failure or inability to obtain such insurance, or the election to accept less than we adjudge sufficient or none at all, could materially harm our financial condition in the event that we are required to defend against and resolve any future securities class actions or other claims made against us or our management arising from the conduct of our operations. Further, obtaining such insurance in an inadequate amount or obtaining none at all may impair our future ability to retain and recruit qualified officers and directors.

Business Interruptions Could Adversely Affect Our Business. We manufacture our products at manufacturing facilities located in Orlando, Florida and Shanghai, China.  Our revenues are dependent upon the continued operation of these facilities. The Orlando facility is subject to a lease that expires in June 2015, and the Shanghai facility is subject to a lease that expires in April 2014. Our operations are vulnerable to interruption by fire, hurricane winds and rain, earthquakes, electric power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan for either facility.  We do not have a backup facility, other than our Orlando facility in the case of a failure of our Shanghai facility or our Shanghai facility in the case of a failure of our Orlando facility.  We do not have contractual arrangements with any other manufacturers in the event of a casualty to or destruction of any facility or if any facility ceases to be available to us for any other reason.  If we are required to rebuild or relocate either of our manufacturing facilities, a substantial investment in improvements and equipment would be necessary. We carry only a limited amount of business interruption insurance, which may not sufficiently compensate us for losses that may occur. Our facilities may be subject to electrical blackouts as a consequence of a shortage of available electrical power. We currently do not have backup generators or alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at such facility. Any losses or damages incurred by us as a result of blackouts, rebuilding, relocation or other business interruptions, including the aforementioned, could result in a significant delay or reduction in manufacturing and production capabilities, impair our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in reduced sales, lost revenue, and/or loss of market share, any of which could substantially harm our business and our results of operations.

Our Business Depends, In Part, Upon The Efforts Of Third Parties, Which We Can Not Control. Part of our strategy for the research, development and commercialization of certain products entails entering into various arrangements with corporate partners, OEMs, licensees and others in order to generate product sales, license fees, royalties and other funds adequate for product development or to enhance commercial prospects. We may also rely on our collaborative partners to conduct research efforts, product testing and to manufacture and market certain of our products. Although we believe that parties to any such arrangements would have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities may not be within our control. There can also be no assurance that we will be successful in establishing any such collaborative arrangements or that, if established, the parties to such arrangements will assist us in commercializing products. We have a non-exclusive agreement with a catalog company to distribute certain of our products. We have agreements with fifteen foreign distributors to create markets for our other in their respective countries. There can be no assurance, however, that these parties, or any future partners, will perform their obligations as expected or that any revenue will be derived from such arrangements.

The Loss Of, Or Our Inability To Hire, Key Personnel Would Reduce Our Ability To Manage Our Business Effectively. Our future success depends upon the continued services of our executive and non-executive officers and other key engineering, sales, marketing, manufacturing and support personnel. Our inability to retain or attract key employees could have a material adverse effect on our business and results of operations. Our operations depend, to a great extent, upon the efforts of our management. We also depend upon our ability to attract additional members to our operations teams to support our strategy. The loss of any of these key employees would adversely affect our business.  As of June 19, 2012, we had 164 full-time equivalent employees, with 51 located in Florida and 113 located in China. We expect to continue to hire selectively in the manufacturing, engineering, sales and marketing and administrative functions to the extent consistent with our business levels. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful. Competition for highly skilled personnel is intense. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, which could adversely impact our ability to develop and sell our products.

Risks Related To The Optical Networking Industry

Sales Of Some Of Our Products Depend Upon Use Of Optical Networks To Satisfy Increased Bandwidth Requirements. The future success of this market depends on the continuing increase in the amount of data transmitted over communications networks, or bandwidth, and the growth of optical networks to meet the increased demand for bandwidth. If the internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for our products is uncertain and will depend to some degree on the continued growth and upgrading of optical networks. If the growth and upgrading of optical networks does not continue, sales of some of our products may decline, which would adversely affect our revenues.

The Optical Networking Market Is Unpredictable And Characterized By Rapid Technological Changes And Evolving Standards. The optical networking market is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. It is difficult to predict this market’s potential size or future growth rate, but it has already experienced declines. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, like optical networks. Our success in generating revenues in this emerging market will depend on, among other things as follows:

●	maintaining and enhancing our relationships with our customers;

●	the education of potential end-user customers and network service providers about the benefits of optical networks;

●	the ability of our customer base to grow their businesses that depend on optical networks; and

●	our ability to accurately predict and develop our products to meet industry standards.

If we are unable to do any of the foregoing, or if we fail to address changing market conditions, the sales of our products may decline, which would adversely impact our revenues.

Risks Related To Manufacturing Our Products

If We Do Not Accurately Project Demand For Our Products, We Will Have Excess Manufacturing Capacity Or Insufficient Manufacturing Capacity Which Can Adversely Affect Our Financial Results. We currently manufacture our products in our facility located in Orlando, Florida, and in our manufacturing facility located in the Jiading Industrial Zone near Shanghai in the People’s Republic of China.  Our facility in Shanghai is owned by LightPath Optical Instrumentation (Shanghai) Co., Ltd, our wholly-owned subsidiary. Based on uncertainty in global economic conditions and particularly in our telecommunication market based products, we believe lower demand for various products will continue through the remainder of fiscal 2012.

Our Failure To Accurately Forecast Material Requirements Could Cause Us To Incur Additional Costs, Have Excess Inventories Or Have Insufficient Materials To Build Our Products. We primarily use forecasts based on actual or anticipated product orders to determine our materials requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary materials. Lead times for materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the materials at a given time. If we overestimate our material requirements, we may have excess inventory, which would increase our costs. If we underestimate our material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our results of operations. Additionally, in order to avoid excess material inventories we may incur cancellation charges associated with modifying existing purchase orders with our vendors.

If We Do Not Achieve Acceptable Manufacturing Yields Or Sufficient Product Reliability, Our Ability To Ship Products To Our Customers Could Be Delayed. The manufacture of our products involves complex and precise processes. Our manufacturing costs for several products are relatively fixed, and, thus, manufacturing yields are critical to our results of operations. Changes in our manufacturing processes or those of our suppliers, or the use of defective materials, could significantly reduce our manufacturing yields and product reliability. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introducing new products to our manufacturing lines. We may experience lower than targeted product yields in the future which could adversely affect our operating results.

If Our Customers Do Not Qualify Our Manufacturing Lines For Volume Shipments, Our Operating Results Could Suffer. Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Customers may require that we be registered under international quality standards, such as ISO 9001:2008. This customer qualification process determines whether our manufacturing lines meet the customers’ quality, performance and reliability standards. If there are delays in qualification of our products, our customers may drop the product from a long-term supply program, which would result in significant lost revenue opportunity over the term of that program.

We Depend On Single Or Limited Source Suppliers For Some Of The Key Materials Or Process Steps In Our Products, Which Makes Us Susceptible To Supply Shortages, Poor Performance Or Price Fluctuations. We currently purchase several key materials or have outside vendors perform process steps, such as lens coatings, used in or during the manufacture of our products from single or limited source suppliers. We may fail to obtain required materials or services in a timely manner in the future, or could experience further delays from evaluating and testing the products or services of these potential alternative suppliers. The decline in demand in the telecommunications equipment industry may have adversely impacted the financial condition of certain of our suppliers, some of whom have limited financial resources. We have in the past, and may in the future, be required to provide advance payments in order to secure key materials from financially limited suppliers. Financial or other difficulties faced by these suppliers could limit the availability of key components or materials. Additionally, financial difficulties could impair our ability to recover advances made to these suppliers. Any interruption or delay in the supply of any of these materials or services, or the inability to obtain these materials or services from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders, thereby negatively affecting our business.

Our Products May Contain Unknown Defects Which Would Adversely Affect Our Business. Some of our products are designed to be deployed in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products often are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things the following:

●	loss of customers;

●	damage to our brand reputation;

●	failure to attract new customers or achieve market acceptance;

●	diversion of development and engineering resources; and

●	legal actions by our customers or third parties.

The occurrence of any one or more of the foregoing factors could cause our net revenues to decline or otherwise have an adverse effect on our business.

We Face Product Liability Risks Which Could Adversely Affect Our Business. The sale of our optical products involves the inherent risk of product liability claims by others. We do not currently maintain product liability insurance coverage. Product liability insurance is expensive, subject to various coverage exclusions and may not be obtainable on terms acceptable to us if we decide to procure such insurance in the future. Moreover, the amount and scope of any coverage may be inadequate to protect us in the event that a product liability claim is successfully asserted. Should any such claim be asserted and successfully litigated by an adverse party, there could be a material adverse effect to our financial position and results of operations.

Risks Related To Our Intellectual Property

If We Are Unable To Protect And Enforce Our Intellectual Property Rights, We May Be Unable To Compete Effectively. We believe that our patents and other intellectual property rights are important to our success and our competitive position, and we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have devoted substantial resources to the establishment and protection of our intellectual property rights, the actions taken by us may be inadequate to prevent imitation or improper use of our products by others or to prevent others from claiming violations of their intellectual property rights by us.

In addition, we cannot assure that our patent applications will be approved, that any patents that we may be issued will protect our intellectual property or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We also rely on confidentiality procedures and contractual provisions with our employees, consultants and corporate partners to protect our proprietary rights, but we cannot assure the compliance by such parties with their confidentiality obligations, which could be very time consuming and expensive to enforce.

It may be necessary to litigate to enforce our patents, copyrights, and other intellectual property rights, to protect our trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation can be time consuming, distracting to management, expensive and difficult to predict. Our failure to protect or enforce our intellectual property could have an adverse effect on our business, financial condition, prospects and results of operation.

We Do Not Have Patent Protection For Our Formulas And Processes, And A Loss Of Ownership Of Any Of Our Formulas And Processes Would Negatively Impact Our Business. We believe that we own our formulas and processes. However, we have not sought, and do not intend to seek, patent protection for all of our formulas and processes. Instead, we rely on the complexity of our formulas and processes, trade secrecy laws, and employee confidentiality agreements. However, we cannot assure you that other companies will not acquire our confidential information or trade secrets or will not independently develop equivalent or superior products or technology and obtain patent or similar rights. Although we believe that our formulas and processes have been independently developed and do not infringe the patents or rights of others, a variety of components of our processes could infringe existing or future patents, in which event we may be required to modify our processes or obtain a license. We cannot assure you that we will be able to do so in a timely manner or upon acceptable terms and conditions and the failure to do either of the foregoing would negatively affect our business, results of operations, financial condition and cash flows.

We May Become Involved In Intellectual Property Disputes And Litigation Which Could Adversely Affect Our Business. We anticipate, based on the size and sophistication of our competitors and the history of rapid technological advances in our industry, that several competitors may have patent applications in progress in the United States or in foreign countries that, if issued, could relate to products similar to ours. If such patents were to be issued, the patent holders or licensees may assert infringement claims against us or claim that we have violated other intellectual property rights. These claims and any resulting lawsuits, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. The lawsuits, regardless of their merits, could be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following, any of which could harm our business:

●	stop selling, incorporating or using our products that use the disputed intellectual property;

●	obtain from third parties a license to sell or use the disputed technology, which license may not be available on reasonable terms, or at all; or

●	redesign our products that use the disputed intellectual property.

Necessary Licenses Of Third-Party Technology May Not Be Available To Us Or May Be Very Expensive. From time to time we may be required to license technology from third parties to develop new products or product enhancements. We can provide no assurance that third-party licenses will be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contains forward-looking statements. All statements in this prospectus, other than statements of historical facts, which address activities, events or developments that we expect or anticipate will or may occur in the future, including such things as future capital expenditures, growth, product development, sales, business strategy and other similar matters are forward-looking statements. These forward-looking statements are based largely on our current expectations and assumptions and are subject to a number of risks and uncertainties, many of which are beyond our control. Actual results could differ materially from the forward-looking statements set forth herein as a result of a number of factors, including, but not limited to, our products’ current state of development, the need for additional financing, competition in various aspects of its business and other risks described in this report and in our other reports on file with the Securities and Exchange Commission. In light of these risks and uncertainties, all of the forward-looking statements made herein are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized. We undertake no obligation to update or revise any of the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of their common stock offered by this prospectus.  We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.  We will, however, receive proceeds in the amount of the exercise price of the warrants to the extent exercised by certain selling stockholders.  If the selling stockholders exercise in full their respective warrants covering an aggregate of 1,457,892 shares of common stock, we estimate that our net proceeds will be approximately $1,924,417:

Selling Stockholder	Shares Underlying Warrants	Exercise Price	Net Proceeds
Brett A. Moyer	27,941	$1.32	$36,882.12
Ami Silberman	36,765	$1.32	$48,529.80
David and Ronni Diamant	18,383	$1.32	$24,265.56
The Bart Marcy Trust	36,765	$1.32	$48,529.80
Dyett-Richardson Family Trust	36,765	$1.32	$48,529.80
Lester B. Boelter	183,824	$1.32	$242,647.68
Richard Straeter	11,030	$1.32	$14,559.60
Raymond Smullyan	73,529	$1.32	$97,058.28
Mark Grinbaum	73,529	$1.32	$97,058.28
William S. Lapp	16,177	$1.32	$21,353.64
Eric Handorf	18,383	$1.32	$24,265.56
Shadow Capital LLC	36,765	$1.32	$48,529.80
Richard J. and Emily M. Lemming	7,353	$1.32	$9,705.96
Octagon Capital Partners	225,000	$1.32	$297,000.00
Schottenstein Capital Partners, LP	75,000	$1.32	$99,000.00
Next View Capital LP	183,825	$1.32	$242,649.00
Nicholas Carosi III	29,210	$1.32	$38,557.20
Cranshire Capital Master Fund, Ltd.	341,912	$1.32	$451,323.84
Pyramid Trading L.P.	25,736	$1.32	$33,971.52
TOTALS:	1,457,892		$1,924,417.44

We intend to use any proceeds from warrant exercises for working capital and other general corporate purposes.

DETERMINATION OF OFFERING PRICE

The price of the shares of common stock offered for sale by the selling stockholders pursuant to the terms of the offering described in this prospectus will be at prevailing market prices, at privately negotiated prices or pursuant to any other method permitted by applicable law.  Factors which are relevant to the determination of the offering price may include, but are not limited to, the market price for the shares, consideration of the amount of common stock offered for sale relative to the total number of shares of common stock outstanding, the trading history of our outstanding securities, our financial prospects, and the trading price of other companies similar to us in terms of size, operating characteristics, industry and other similar factors.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issued to the selling stockholders and those issuable to the selling stockholders upon exercise of the warrants. For additional information regarding the issuance of the common stock and the warrants, see “Overview of Offering” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock and warrants, as of June 19, 2012, assuming exercise of the warrants held by each such selling stockholder on that date but taking account of any limitations on exercise set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders and does not take into account any limitations on exercise of the warrants set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the common stock and the warrants, this prospectus generally covers the resale of the sum of (i) the shares of common stock issued to the selling stockholders and (ii) the maximum number of shares of common stock issuable upon exercise of the warrants determined as if the outstanding warrants were exercised in full (without regard to any limitations on exercise contained therein) as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.  The fifth column lists the percentage of shares owned after the offering, based on 11,711,952 shares of our common stock outstanding on June 19, 2012.

Under the terms of the warrants, a selling stockholder may not exercise the warrants to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.9%. The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Except for the ownership of the common stock and the warrants issued pursuant to the Securities Purchase Agreement and as noted in the selling stockholder table below, the selling stockholders have not had any material relationship with us within the past three years.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering	Percentage of Common Stock Beneficially Owned Assuming Sale of all Sales Offered Hereunder

Cranshire Capital Master Fund, Ltd.	588,291	(1)	797,794	133,951	1.14%

Pyramid Trading L.P.	588,291	(2)	60,050	133,951	1.14%

Brett A. Moyer (3)	113,931	(4)	65,196	76,676	*

Ami Silberman (5)	244,020	(6)	85,785	195,000	1.66%

David and Ronni Diamant	34,830	(7)	42,893	10,320	*

The Bart Marcy Trust	244,713	(8)	85,785	195,693	1.67%

Dyett-Richardson Family Trust (9)	210,459	(10)	85,785	161,439	1.38%

Lester B. Boelter	245,098	(11)	428,922	0	*

Richard Straeter	37,121	(12)	25,736	22,415	*

Raymond Smullyan	318,039	(13)	171,568	220,000	1.88%

Mark Grinbaum (14)	393,169	(15)	171,568	295,130	2.52%

William S. Lapp (16)	143,951	(17)	37,746	122,382	1.04%

Eric Handorf (18)	125,783	(19)	42,893	101,273	*

Shadow Capital LLC	614,842	(20)	85,785	565,822	4.83%

Richard J. and Emily M. Lemming (21)	30,162	(22)	17,157	20,358	*

Octagon Capital Partners (23)	300,000	(24)	525,000	0	*

Schottenstein Capital Partners, LP	100,000	(25)	175,000	0	*

Next View Capital LP	245,100	(26)	428,925	0	*

Nicholas Carosi III (27)	100,379	(28)	68,156	61,433	*

TOTALS	4,678,179		3,401,744	2,315,843

* Less than 1%

(1)  Cranshire Capital Advisors, LLC (“CCA”) is the investment manager of Cranshire Capital Master Fund, Ltd. (“Cranshire Master Fund”) and has voting control and investment discretion over securities held by Cranshire Master Fund. Mitchell P. Kopin (“Mr. Kopin”), the president, the sole member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund.

CCA is also the investment manager of (i) Cranshire Capital, L.P. (“Cranshire Capital”) and (ii) a managed account for Pyramid Trading, LP (“Pyramid”), and CCA has voting control and investment discretion over securities held by Cranshire Capital and the managed account for Pyramid. Mr. Kopin, the president, the sole Member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 588,291 shares of common stock of the issuer, consisting of (i) 476,190 shares of common stock held by Cranshire Master Fund, (ii) 34,314 shares of common stock held by Pyramid, (iii) 64,942 shares of common stock issuable upon exercise of warrants held by Cranshire Capital, and (iv) 12,845 shares of common stock issuable upon conversion of a Convertible Debenture held by Cranshire Capital (the “Cranshire Debenture”).

The foregoing excludes: (I) 341,912 shares of common stock issuable upon exercise of a warrant held by Cranshire Master Fund (the “Master Fund Warrant”) because the Master Fund Warrant is not exercisable until the six (6) month anniversary of the date of issuance (and the Master Fund Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Master Fund Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the common stock), (II) 25,736 shares of common stock issuable upon exercise of a warrant held by Pyramid (the “Pyramid Warrant”) because the Pyramid Warrant is not exercisable until the six (6) month anniversary of the date of issuance (and the Pyramid Warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the Pyramid Warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the common stock), and (III) 35,856 shares of common stock issuable upon conversion of the Cranshire Debenture because the Cranshire Debenture contains a blocker provision under which the holder thereof does not have the right to exercise the Cranshire Debenture to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other person or entity acting as a group together with the holder or any of the Holder’s affiliates), of more than 4.99% of the Common Stock. Without such blocker provisions (and assuming the Master Fund Warrant and the Pyramid Warrant are currently exercisable), Mr. Kopin and CCA may be deemed to have beneficial ownership of 991,795 shares of common stock.

(2)  CCA is the investment manager of a managed account for Pyramid and has voting control and investment discretion over securities held in by Pyramid in such managed account. Mr. Kopin, the president, the sole Member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Pyramid in such managed account.

CCA is also the investment manager of Cranshire Master Fund, and Cranshire Capital.  Mr. Kopin, the president, the sole Member and the sole member of the Board of Managers of CCA, has voting control over CCA. As a result, each of Mr. Kopin and CCA may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Cranshire Master Fund and Cranshire Capital that are described in footnote (1).

Pyramid is an affiliate of a broker-dealer. Pyramid acquired the shares being registered hereunder in the ordinary course of business, and at the time of the acquisition of the shares and warrants described herein, Pyramid did not have any arrangements or understandings with any person to distribute such securities.

(3)  Brett A. Moyer (“Moyer”) was an investor in a previous private placement whereby the Company sold an aggregate of 1,298,827 shares of common stock at $1.26 per share and warrants to purchase 649,423 shares of common stock at an exercise price of $1.73 pursuant to that certain Securities Purchase Agreement dated as of August 19, 2009 between the Company and certain investors named therein (the “2009 Offering”).

(4)  Excludes 27,941 shares of common stock issuable upon exercise of a warrant held by Moyer because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Mr. Moyer may be deemed to have beneficial ownership of 141,872 shares of common stock.

(5)  Ami Silberman (“Silberman”) was an investor in the 2009 Offering.

(6) Excludes 36,765 shares of common stock issuable upon exercise of a warrant held by Silberman because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Silberman may be deemed to have beneficial ownership of 280,785 shares of common stock.

(7)  Excludes 18,383 shares of common stock issuable upon exercise of a warrant held by David and Ronni Diamant (“Diamant”) because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Diamant may be deemed to have beneficial ownership of 53,213 shares of common stock.

(8)  Barton C. Marcy, trustee of The Bart Marcy Trust, beneficially owns (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) 33,000 shares of common stock held in his individual retirement account.  As a result, each Mr. Marcy and The Bart Marcy Trust may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 244,713 shares of common stock consisting of (i) 33,000 shares of common stock held by Mr. Marcy in his individual retirement account, (ii) 189,163 shares of common stock held by The Bart Marcy Trust, and (iii) 22,550 shares of common stock issuable upon exercise of warrants held by The Bart Marcy Trust. The foregoing excludes 36,765 shares of common stock issuable upon exercise of a warrant held by The Bart Marcy Trust because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, The Bart Marcy Trust may be deemed to have beneficial ownership of 281,478 shares of common stock.

(9)  Michael V. Dyett (“Dyett”), co-trustee of the Dyett- Richardson Family Trust, was an investor in the 2009 Offering.

(10)  Dyett, co-trustee of the Dyett-Richardson Family Trust, beneficially owns (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) 1,137 shares of common stock that are issuable upon exercise of warrants held by Dyett and 9,200 shares of common stock held in his individual retirement account.  Hildegard A. Richardson (“Richardson”), co-trustee of the Dyett-Richardson Family Trust, beneficially owns (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) 2,290 shares of common stock held by her individual retirement account. As a result, each Dyett, Richardson, and the Dyett-Richardson Family Trust may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of 210,459 shares of common stock consisting of (i) 1,137 shares of common stock that are issuable upon exercise of warrants held by Dyett, (ii) 9,200 shares of common stock held in Dyett’s individual retirement account, (iii) 2,290 shares of common stock held by Richardson’s individual retirement account, and (iv) 197,832 shares of common stock held by the Dyett-Richardson Family Trust. The foregoing excludes 36,765 shares of common stock issuable upon exercise of a warrant held by the Dyett-Richardson Family Trust because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, the Dyett-Richardson Family Trust may be deemed to have beneficial ownership of 247,224 shares of common stock.

(11)  Excludes 183,824 shares of common stock issuable upon exercise of a warrant held by Lester B. Boelter (“Boelter”) because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Boelter may be deemed to have beneficial ownership of 428,922 shares of common stock.

(12)  Excludes 11,030 shares of common stock issuable upon exercise of a warrant held by Richard Straeter (“Straeter”) because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Straeter may be deemed to have beneficial ownership of 48,151 shares of common stock.

(13)  Excludes 73,529 shares of common stock issuable upon exercise of a warrant held by Raymond Smullyan (“Smullyan”) because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Smullyan may be deemed to have beneficial ownership of 391,568 shares of common stock.

(14)  Mark Grinbaum (“Grinbaum”) was an investor in a previous private placement whereby the Company sold an aggregate of 507,730 shares of common stock at $2.20 per share and warrants to purchase 50,776 shares of common stock at an exercise price of $2.48 per share pursuant to that certain Securities Purchase Agreement dated as of April 8, 2010 between the Company and certain investors named therein (the “2010 Offering”).  Grinbaum was also an investor in the 2009 Offering.

(15)  Excludes 73,529 shares of common stock issuable upon exercise of a warrant held by Grinbaum because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Grinbaum may be deemed to have beneficial ownership of 466,698 shares of common stock.

(16)  William S. Lapp (“Lapp”) was an investor in the 2009 Offering and the 2010 Offering.

(17)  Excludes 16,177 shares of common stock issuable upon exercise of a warrant held by Lapp because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Lapp may be deemed to have beneficial ownership of 160,128 shares of common stock.

(18)  Eric G. Handorf  (“Handorf”) was an investor in the 2009 Offering.

(19)  Excludes 18,383 shares of common stock issuable upon exercise of a warrant held by Handorf because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Handorf may be deemed to have beneficial ownership of 144,166 shares of common stock.

(20)  Excludes 36,765 shares of common stock issuable upon exercise of a warrant held by Shadow Capital, LLC (“Shadow Capital”) because such warrant is not exercisable until the six (6) month anniversary of the date of issuance (and the warrant also contains a blocker provision under which the holder thereof does not have the right to exercise the warrant to the extent (but only to the extent) that such exercise would result in beneficial ownership by the holder thereof or any of its affiliates, of more than 4.9% of the common stock).  Without such blocker provisions (and assuming the warrant is currently exercisable), Shadow Capital may be deemed to have beneficial ownership of 651,607 shares of common stock.

(21) Richard J. Lemming & Emily M. Lemming (“Lemming”) were investors in the 2009 Offering.

(22)  Excludes 7,353 shares of common stock issuable upon exercise of a warrant held by Lemming because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Lemming may be deemed to have beneficial ownership of 37,515 shares of common stock.

(23) Octagon Capital Partners (“Octagon”) was an investor in the 2009 Offering.

(24)  Excludes 225,000 shares of common stock issuable upon exercise of a warrant held by Octagon because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Octagon may be deemed to have beneficial ownership of 525,000 shares of common stock.

(25)  Excludes 75,000 shares of common stock issuable upon exercise of a warrant held by Schottenstein Capital Partners, LP (“Schottenstein”) because such warrant is not exercisable until the six (6) months anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Schottenstein may be deemed to have beneficial ownership of 175,000 shares of common stock.

(26)  Excludes 183,825 shares of common stock issuable upon exercise of a warrant held by Next View Capital LP (“Next View”) because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Next View may be deemed to have beneficial ownership of 428,925 shares of common stock.

(27) Nicholas Carosi III (“Carosi”) was an investor in the 2009 Offering.

(28)  Such 100,379 shares of common stock includes 15,000 shares of common stock held jointly by Carosi and Virginia Carosi. The foregoing excludes 29,210 shares of common stock issuable upon exercise of a warrant held by Carosi because such warrant is not exercisable until the six (6) month anniversary of the date of issuance.  Assuming the warrant is currently exercisable, Carosi may be deemed to have beneficial ownership of 129,589 shares of common stock.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issued to the selling stockholders and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the Registration Statement is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act of 1933, as amended, if available, rather than under this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock in violation of any applicable securities laws. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $53,218 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus has been passed upon for us by Baker & Hostetler LLP, Orlando, Florida.

EXPERTS

The financial statements as of June 30, 2011 and 2010 and for each of the two years in the period ended June 30, 2011, incorporated by reference in this prospectus and in the registration statement, have been so included in reliance on the report of Cross, Fernandez & Riley, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

●
Government Filings. We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

●	Stock Market. Our shares of common stock are traded on Nasdaq under the symbol LPTH.

●
Information Incorporated by Reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

●
Our Annual Report on Form 10-K for the year ended June 30, 2011 (filed on September 8, 2011), which contains audited financial statements for the most recent fiscal year for which such statements have been filed.

●	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (filed on November 3, 2011).

●	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011 (filed on February 9, 2012).

●	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 (filed on May 10, 2012)

●	The description of our common stock, which is contained in our registration statement filed on Form 8-A, dated January 13, 1996.

●	Our Current Report on Form 8-K filed on August 16, 2011.

●	Our Current Report on Form 8-K filed on September 8, 2011.

●	Our Current Report on Form 8-K filed on October 25, 2011.

●	Our Current Report on Form 8-K filed on November 3, 2011.

●	Our Current Report on Form 8-K filed on December 27, 2011.

●	Our Current Reports on Form 8-K filed on February 2, 2012 (3).

●	Our Current Report on Form 8-K filed on February 9, 2012.

●	Our Current Report on Form 8-K filed on March 15, 2012.

●	Our Current Report on Form 8-K filed on March 26, 2012.

●	Our Current Report on Form 8-K filed on April 3, 2012.

●	Our Current Report on Form 8-K filed on April 24, 2012.

●	Our Current Report on Form 8-K filed on April 27, 2012.

●	Our Current Report on Form 8-K filed on May 10, 2012.

●	Our Current Report on Form 8-K filed on June 11, 2012.

You may request free copies of these filings by writing, telephoning or contacting us at the following:

Investor Relations Department
LightPath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, Florida 32826
(407) 382-4003
email: invrel@lightpath.com

We will provide without charge to anyone who receives a prospectus, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless the exhibits are themselves specifically incorporated by reference in that information).  Such a request should be directed to LightPath Technologies, Inc., 2603 Challenger Tech Court, Suite 100, Orlando, Florida 32826, Attention: Investor Relations, or if by telephone, (407) 382-4003.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The expenses relating to the registration, sale and distribution of the shares, including sales commissions, are payable by the Registrant.  All of the amounts shown are estimated except the SEC and Nasdaq registration fees.

SEC Registration Fee	$452.22
Nasdaq Listing of Additional Shares Fee	39,265.79
Legal Fees and Expenses (including Blue Sky)	10,000.00
Accounting Fees and Expenses	2,500.00
Printing and Miscellaneous Fees and Expenses	1,000.00

Total	$53,218.01

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the Registrant under certain circumstances from liabilities (including reimbursement of expenses incurred) arising under the Securities Act.  Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

As permitted by the DGCL, the Registrant’s Certificate of Incorporation, as amended (the “Charter”) provides that the personal liability of each member of the Registrant’s Board of Directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director is eliminated.  The effect of this provision in the Charter is to eliminate the rights of the Registrant and its stockholders (through stockholders’ derivative suits on behalf of the Registrant) to recover monetary damages against a director for breach of fiduciary duty as a director thereof (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv), inclusive, above.  Specifically, Article TENTH of the Charter provides as follows:

TENTH:  No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing clause shall not apply to any liability of a director  (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,  (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,  (iii) for any transaction from which the director derived an improper personal benefit,  or (iv) under Section 174 of the DGCL.  This Article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the time this Article became effective.

In addition, Article VII of the Registrant’s Bylaws provides, in summary, that the Registrant is required to indemnify to the fullest extent permitted by applicable law, any person made or threatened to be made a party or involved in a lawsuit, action or proceeding by reason that such person is or was an officer, director, employee or agent of the Registrant.  Indemnification is against all liability and loss suffered and expenses reasonably incurred.  Unless required by law, no such indemnification is required by the Registrant of any person initiating such suit, action or proceeding without board authorization.  Expenses are payable in advance if the indemnified party agrees to repay the amount if he is ultimately found to not be entitled to indemnification.

The Bylaws further provide that the indemnification rights provided for in the Bylaws shall not be deemed exclusive of any other rights to the indemnified party under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The registrant provides indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances, which may include liability or related loss under the Securities Act and the Exchange Act.

Item 16.	Exhibits.

The Exhibits to this registration statement are listed in the Index to Exhibits on page 31.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(a)           (1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that: paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§239.13 of this chapter) or Form F-3 (§239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           If the registration is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Orlando, State of Florida, on this 20th day of June, 2012.

LIGHTPATH TECHNOLOGIES, INC.

By:	/s/ J. James Gaynor
J. James Gaynor
President & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints J. James Gaynor his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. James Gaynor	President & Chief Executive Officer	June 13, 2012
J. JAMES GAYNOR	(Principal Executive Officer)

/s/ Dorothy M. Cipolla	Chief Financial Officer	June 13, 2012
DOROTHY M. CIPOLLA	(Principal Financial Officer and Principal Accounting Officer)

/s/ Robert Ripp	Chairman of the Board and	June 14, 2012
ROBERT RIPP	Director

/s/ Sohail Khan	Director	June 13, 2012
SOHAIL KHAN

/s/ Dr. Steven R. J. Brueck	Director	June 13, 2012
DR. STEVEN R. J. BRUECK

/s/ Louis Leeburg	Director	June 14, 2012
LOUIS LEEBURG

/s/ Gary Silverman	Director	June 13, 2012
GARY SILVERMAN

/s/ M. Scott Faris	Director	June 13, 2012
M. SCOTT FARIS

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

* 4.1
Rights Agreement dated as of May 1, 1998, between LightPath Technologies, Inc., and Continental Stock Transfer & Trust Company (Filed as Exhibit 1 to Registration Statement on Form 8-A filed April 28, 1998, and incorporated herein by this reference.)

*4.2
First Amendment to Rights Agreement dated as of February 25, 2008 between LightPath Technologies, Inc., and Continental Stock Transfer & Trust Company (Filed as Exhibit 2 to Amendment No. 1 to Registration Statement on Form 8-A filed February 25, 2008, and incorporated herein by this reference.)

*4.3
Form of Common Stock Purchase Warrant dated as of June 11, 2012, issued by LightPath Technologies, Inc., to certain selling stockholders (Filed as Exhibit 4.1 to Form 8-K filed June 11, 2012, and incorporated herein by this reference.)

5.1	Opinion of Baker & Hostetler LLP, regarding legality of shares being offered. (Filed herewith.)

*10.1
Securities Purchase Agreement dated as of June 11, 2012, issued by LightPath Technologies, Inc., to certain selling stockholders (Filed as Exhibit 10.1 to Form 8-K filed June 11, 2012, and incorporated herein by this reference.)

*10.2
Registration Rights Agreement dated as of June 11, 2012, issued by LightPath Technologies, Inc., to certain selling stockholders (Filed as Exhibit 10.2 to Form 8-K filed June 11, 2012, and incorporated herein by this reference.)

23.1	Consent of Baker & Hostetler LLP, regarding legality of shares being offered. (Contained in its opinion filed as Exhibit 5.1.)

23.2	Consent of Cross, Fernandez & Riley, LLP (Filed herewith.)

24.1	Powers of Attorney (Included on Signature Page.)

*Previously Filed.